Mail Stop 3010

January 26, 2010

Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership - V
2350 North Forest Road
Getzville, NY 14068

> **Re: Realmark Property Investors Limited Partnership - V**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **File No. 000-16561**

Dear Mr. Jayson:

We have reviewed your response letter dated December 30, 2009, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

(c) Property and Equipment, page F-6

1. We note your response to prior comment 2 and reissue our prior comment. Please tell us the fair value less costs to sell of Commercial Park West as of December 31, 2008 as well as September 31, 2009. In your response to prior comment 1, you note that you referenced sales of comparable properties to determine the fair market value of the property. Please advise us of details of these comparable sales. Furthermore, provide us with the details of the offers you have received and explain your consideration of these offers when determining the fair value of the property. Also tell us how you considered the substantial decrease in occupancy at the property from 89% in 2007 to 52% in 2008 (as disclosed on

page 2 of your 2008 Form 10-K) when determining the fair value, and advise us of the occupancy levels in 2009.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Jessica Barberich
Assistant Chief Accountant